January 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo
Brigitte Lippmann

Re:	Metros Development Co., Ltd.
Withdrawal of Acceleration Request for Registration Statement on Form F-1
File No. 333-274696

Dear Ms. De Lorenzo and Ms. Lippmann:

Reference is made to our letter, dated January 23, 2024, in which we requested acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 25, 2024. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

As representatives of the underwriters

Boustead Securities, LLC
EF Hutton LLC

By:	Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer